FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
100 – 8900 Glenlyon Parkway
Burnaby, B.C.
Canada V5J 5J8

2.	DATE OF MATERIAL CHANGE

June 12, 2007

3.	PRESS RELEASE

The Company issued a news release through Canada News Wire, filed on SEDAR, Edgar and the Company’s website, and disseminated to shareholders on June 12, 2007 .

4.	SUMMARY OF MATERIAL CHANGE

Response Biomedical Corporation announced that it has been granted a medical device license by Health Canada to market its RAMP® NT -proBNP Test .

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Vancouver, British Columbia, June 12, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced that it has been granted a medical device license by Health Canada to market its RAMP® NT-proBNP Test. Measurement of NT-proBNP aids in the diagnosis and assessment of severity in individuals suspected of having congestive heart failure (CHF) and may aid in the risk stratification of patients with acute coronary syndrome and heart failure. This allows the Company to market, in Canada, diagnostic tests for a full line of cardiac markers for acute myocardial infarction (AMI) and congestive heart failure (CHF). The Company currently markets the product in Europe and has applied for FDA clearance of the test in the United States. “We are very pleased to receive country of origin approval to market the NT-proBNP test in Canada,” said Bill Radvak, President and CEO. “We have been able to offer a comprehensive line of AMI diagnostics, including Troponin I, CK-MB and Myoglobin, and the addition of NT-proBNP for CHF should heighten interest in our cardiovascular product line.”

About CHF

CHF impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. CHF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of CHF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the Canadian Heart and Stoke Foundation, doctors estimate that there are 200,000 - 300,000 Canadians with heart failure. Since 1970, the number of Canadians dying from congestive heart failure has increased sixty per cent. According to the American Heart Association, approximately five million Americans are currently afflicted with CHF and 550,000 new cases are diagnosed each year. The prevalence of CHF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP

NT-proBNP is widely recognized as a definitive marker for the diagnosis of CHF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of CHF. Independent published studies show that NT-proBNP is also valuable for: risk stratification of patients with stable coronary heart disease, as a prognostic marker across the entire spectrum of cardiovascular diseases, potentially detecting early stages of CHF in the absence of clinically obvious symptoms, and for the assessment of prognosis for patients with CHF and for patients who have previously had a myocardial infarction (references available upon request).

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7.	OMITED INFORMATION

Not Applicable

8.	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Robert Pilz, Vice President, Finance and Chief Financial Officer
100 – 8900 Glenlyon Parkway
Burnaby, BC V5J 5J8

	Telephone:	(604) 456-6010
	Facsimile:	(604) 456-6066

9.	DATE OF REPORT

Dated at Burnaby, B.C., this 12th. June 2007.